

Mail Stop 3720

November 10, 2016

Ho Sit Chye
Chief Executive Officer
HWH International Corp.
Suite 19
Wisma Zelan, Jalan Tasik Permaisuri 2
Bandar Tun Razak 56100
Kuala Lumpur, Malaysia

> **Re: HWH International Corp.**
> **Registration Statement on Form S-1**
> **Filed October 17, 2016**
> **File No. 333-214139**

Dear Mr. Ho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Information, page 12

1.   Please provide additional disclosure as to the purpose and any material effects of the company's Anguilla, Hong Kong, and Malaysia subsidiary structure.

Signatures, page 27

2.   Instruction 1 to Signatures on Form S-1 requires the registration statement to be signed by your controller or principal accounting officer. Please have the appropriate person sign the registration statement.

Revenue Recognition, page F8

3.   We note you disclose your revenue recognition policy for digital marketing and hospitality software. Please expand your disclosure to include revenues related to your beauty product business as described in Note 1 Description of Business and Organization on page F7.

Income Taxes, page F9

4.   Please clarify the nature and composition of your balance sheet caption: Income tax receivables.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Celeste M. Murphy for

                                                Larry Spirgel
                                                Assistant Director
                                                AD Office 11 – Telecommunications